Mail Stop 3561

July 9, 2007

Buddy Young
Chief Executive Officer
Progressive Training, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California 91316

> **Re:** **Progressive Training, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed June 13, 2007**
> **File No. 000-52684**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. For example, you reference that you sell the videos of third-party producers with "substantial financial resources" on page 5, that you use of mailing lists purchased from "the industry's most prestigious" trade association on page 10, that you offer "creatively unique" videos on page 12, that Buddy Young was a principal in a firm that represented some of the industry's "leading" film makers on page 20, and that Howard Young worked for one of Hollywood's "leading" advertising agencies on page 22. Also, remove the second paragraph on page 11 or tell us how these factors relate to your competition. These are meant as examples and are not all-inclusive.

2. Please provide us with backup supporting the following assertions:

- Page 3: "[M]anagement believes that investors and potential businesses to be acquired are more likely to enter into arrangements with a company that has its shares registered with the Commission."

- Page 6: "During the past several years, large and small corporations throughout the world have sought to remain competitive and to prosper in today's information age and knowledge-oriented economy by allocating an increasing amount of resources to the training of their employees. No longer is workforce training restricted to senior managers."

- Page 7: "[M]anagement believes that soft skill training still represents over 50% of the monies spent by U.S. companies in the training of their employees. Additionally, we believe that the Soft-Skill training market is rapidly expanding mainly as a result of realization by organizations throughout the world that in order to remain competitive and manage for success, they must continuously invest in the training of their employees."

- Page 8: "As the rate of this change accelerates, organizations find themselves increasingly hampered in their ability to take advantage of the latest information technologies because their information technology professionals lack up-to-date knowledge and skills."

- Page 9: "The market continues to demonstrate to us its willingness to purchase high-end videos."

- Page 11: "[W]e believe that industry trends toward downsizing and outsourcing continue to reduce the size of internal training departments and increase the percentage of training delivered by external providers." Further, "organizations increasingly supplement their internal training resources with externally supplied training."

- Page 11: "Independent training providers are the main beneficiaries of the organizational outsourcing trend."

- Page 21: "[H]e authored and published the definitive book on accounting for royalties in the motion picture industry."

3. Please provide us with the Training Magazine reports cited throughout the registration statement. Also, tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

Description of Business, page 4

4. Please revise to include your revenues and net loss for the last audited period and interim stub.

Workforce Training Video Production, page 4

5. We note that as result of your current and very limited financial resources you are prevented from developing and producing new training products, but that if cash flow permits you will attempt to develop, produce and distribute additional videos. Please expand your disclosure to provide greater detail as to what you believe would constitute sufficient cash flow for purposes of financing such productions.

Description of Videos, page 5

6. We note that you have 28 domestic distribution agreements and 27 international distribution agreements. Please disclose whether each agreement contemplates both the sale of your videos by others and your sale of third-party videos, or clarify whether some of the agreements deal only with the distribution of a single party's videos. While we note that no distributor accounted for 10% or more of revenues derived from the sale of videos produced by you, please disclose whether a significant percentage of your revenues were derived from the sale of videos of any one particular third-party producer. Finally, please tell us whether your have obtained consent from the various third party video production companies you reference to use their name in your registration statement, or revise to remove such references.

Products and Services, page 8

7. Please expand your disclosure to discuss how much of your limited resources you anticipate devoting to development versus production versus distribution of workforce training videos. Also, significantly expand your disclosure related to the other training products and services you reference by discussing how much additional capital is likely to be needed, what is involved in the development, production, and distribution of these other products, and what experience you have in regards to these products and services.

Sales and Marketing, page 9

8. Please revise this section to provide more detail about your marketing plan. For example, rather than merely discussing the benefits of brand awareness, disclose how you intend to build brand name recognition. Discuss the estimated amount of resources you expect to allocate to direct mail, telemarketing, and any other

sales and marketing efforts. Discuss what it means to incorporate "state-of-the-art design" in the production of your catalogs, and define what you mean by highest "pulling" list. Also, in regards to your web site, please tell us who Advanced Knowledge, Inc. is and, if applicable, how it fits into your organizational structure.

Management's Discussion and Analysis or Plan of Operation, page 13

9. Please substantially revise this section to provide more detail and clarity. Note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. As such, please revise your disclosure so that it communicates more than just what numbers have changed within the financial statements and provides management's perspective and analysis of such changes. Refer to SEC Release No. 33-8350 dated December 19, 2003. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303 (a)(1)(i) of Regulation S-B.

Results of Operations, page 13

10. Please revise the MD&A section of your Form 10-SB to include a discussion of your results of operations for each of the last two fiscal years (i.e. the fiscal years ended May 31, 2006 and 2005). Refer to the requirements of Item 303(b)(1) of Regulation S-B for further guidance.

Item 5. Directors and Executive Officers, page 19

11. Please substantially revise the five year business biographies to omit accomplishments which involved more than the individual's effort. We suggest title, company, year/month for each position held.

Item 7. Certain Relationships and Related Transactions, page 24

12. Please expand your disclosure in MD&A, "Item 7" of your document, the footnotes to your financial statements for the period(s) ended May 31, 2006 and/or February 28, 2007, and any other relevant areas of your document to clearly discuss the cash available to meet your liquidity needs under your agreement(s) with your president and majority shareholder. In addition, given the differences in your disclosure on pages 24 and 40 of your document, please clarify the terms of your agreement(s) with your president and majority shareholder.

Part F/S

Financial Statements of the Fiscal Year Ended May 31, 2006

2. Investment in Dematco, Inc., page 40

13. We note that in January of 2006, your Board of Directors issued 1,200,000 unrestricted shares of your common stock to two consultants for services provided relating to the issuance of a Letter of Intent to acquire shares of Dematco. We note further that you capitalized the value of the shares issued to the two consultants (i.e. $60,000) as part of the cost of your investment in Dematco. Please tell us why you believe that the costs of the services provided by the two consultants should be capitalized as a part of your investment, as opposed to expensed through your income statement. As a part of your response, please cite any accounting literature that you have relied upon to reach your conclusion.

Financial Statements for the Three and Nine Months Ended February 28, 2007

14. We note that from August 10, 2004 through October 31, 2006, the development, production, and distribution of management and general workforce training videos was conducted under the name Advanced Media Training, Inc. (which appears to have been later renamed Dematco, Inc.). We note further that on October 31, 2006, Progressive Training, Inc. was incorporated and appears to have operated as a wholly-owned subsidiary of Advanced Media Training, Inc. through March 1, 2007. Furthermore, it appears that in connection with the incorporation of Progressive Training, Inc., the former operations of Advanced Media Training, Inc. became the operations of Progressive Training, Inc. In this regard, please tell us and disclose i) whether all of the former operations of Advanced Media Training, Inc. were pushed down to your newly formed wholly-owned subsidiary or ii) whether certain operations and/or administrative functions (i.e. revenue generating activities or cost activities), as well as, certain assets and/or liabilities (e.g. cash, convertible note payable issued February 28, 2006, and accrued interest to shareholder) have remained with the parent company.

15. Please tell us and disclose how you have accounted for the incorporation of Progressive Training, Inc., as well as, the push down of Advance Training Media Inc.'s primary operations to the newly formed wholly-owned subsidiary. For example, please tell us i) whether the formation of Progressive Training, Inc., as well as, the transition of operations between Advance Training Media, Inc. and Progressive Training, Inc. were treated as transactions between (or a combination of) entities under common control, ii) whether the formation of Progressive Training, Inc. resulted in the establishment of a new accounting basis for the assets, liabilities, and operations formerly owned or conducted by Advanced

Media Training, Inc., or iii) whether you have accounted for the incorporation of Progressive Training, Inc. in another manner. Furthermore, explain in detail how your accounting treatment has impacted the financial statements presented for Progressive Training, Inc. as of and for the three month and nine month periods ended February 28, 2007. As a part of your response, please cite any accounting literature that you believe supports your accounting treatment.

16. We note that the establishment of a new accounting basis requires the separate presentation of "predecessor" and "successor" financial statements. As such, to the extent that i) the accounting treatment which you have applied to the incorporation of Progressive Training, Inc. resulted in the establishment of a new accounting basis and ii) you believe that such accounting treatment is supported by appropriate accounting literature, please revise your document to separately present the financial statements of Advanced Media Training, Inc./ Progressive Training, Inc. for a) the predecessor period beginning June 1, 2006 and ending October 31, 2006 and b) the successor period beginning November 1, 2006 and ending February 28, 2007. We note that under this circumstance, combined predecessor and successor financial statements should not be presented.

Condensed Balance Sheet, page 43

Condensed Statements of Shareholders' Deficit, page 45

17. Please tell us how the equity section of Progressive Training, Inc.'s balance sheet as of February 28, 2007 has been derived. In this regard, we note that on May 31, 2006, Advanced Media Training, Inc. had 23,774,000 shares issued and outstanding carried at a book value of $930,839 (i.e. par value and APIC). Please describe in detail the nature of the transaction(s) and the accounting treatment which resulted in Progressive Training, Inc. reporting 1,750,000 shares issued and outstanding with a book value of $1,750. To the extent that the issuance of 1,750,000 shares by Progressive Training, Inc. represents a recapitalization of your company, please tell us why retroactive treatment of the recapitalization (with appropriate accompanying disclosure) was not applied to each financial statement reporting period presented in your Form 10-SB. Refer to the guidance outlined in SAB Topic 4:C, regarding the accounting treatment of a change in capital structure occurring after the date of the latest reported balance sheet date, but before the release of the financial statements or effective date of the registration statement – whichever is later.

18. We also note that at May 31, 2006, Advanced Media Training, Inc.'s balance sheet reflected an accumulated deficit of $1,143,463. Given that i) Progressive Training, Inc. and Advanced Media Training, Inc. appear to have remained under common control through February 28, 2007 and ii) Progressive Training, Inc. appears to have carried forward the former business operations of Advance Media

Training, Inc., please tell us why the accumulated deficit reported on Progressive Training, Inc.'s balance sheet as of February 28, 2007 only reflects your company's reported loss for the nine month period ending February 28, 2007. As a part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Condensed Statements of Operations, page 44

19. Please tell us how you determined that the weighted-average number of shares outstanding to be used in your computation of earnings per share for Progressive Training, Inc. for the three month and nine month periods ended February 28, 2007 should be zero. Also, tell us why you have not retroactively reflected the change in your capital structure in the computation of earnings per share for your prior financial statement periods. As a part of your response, please tell us what consideration has been given to the guidance outlined in SAB Topic 4:D and paragraph 54 of SFAS No. 128.

Condensed Statements of Cash Flows, page 46

20. We note that Progressive Training, Inc.'s condensed statement of cash flows for the nine month period ended February 28, 2007 reports a cash balance of $0 as of the beginning of the period. However, we note that Advanced Media Training, Inc.'s cash balance was $50,701 at May 31, 2006. We also note that the changes in certain operating asset and liability accounts (e.g. "Other assets" and "Accounts payable and accrued expense") reported in your condensed statement of cash flows for the nine month period ended February 28, 2007 equal the respective asset or liability account balance as of February 28, 2007. However, the balances of the same operating asset and liability accounts were not $0 when reported in the balance sheet of Advance Media Training, Inc at May 31, 2006. Based upon the aforementioned facts, your cash flow statement appears to imply that certain asset and liability balances were carried over onto Progressive Training, Inc.'s balance sheet at a value of $0 upon incorporation (at inception) of Progressive Training, Inc. In this regard, please tell us in detail how Progressive Training, Inc.'s condensed statement of cash flows for the nine month period ended February 28, 2007 has been derived. As a part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Other

21. Please consider the financial statement update requirements outlined in Item 310(g) of Regulation S-B prior to filing your amendment to your Form 10-SB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (818) 235-0134
        L. Stephen Albright
        Albright & Blum
        17337 Ventura Boulevard, Suite 208
        Encino, CA 91316